July 3, 2007

Curtis Wolfe
General Counsel
Ener1, Inc.
500 W. Cypress Creek Rd., Suite 100
Fort Lauderdale, FL 33309

> **Re:** **Ener1, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 4, 2007**
> **File No. 333-143492**

Dear Mr. Wolff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 16

1. We note that you have registered more than 48 million shares for resale by Ener1 Group in prior registration statements. We also note that Enable Growth Partners and Enable Opportunity Partners will acquire, upon exercise of the warrants and conversion of the debenture, the shares being registered for resale from Ener1 Group, your controlling shareholder. Given these circumstances regarding the acquisition of shares being registered for resale by Enable Growth Partners and Enable Opportunity Partners, and Ener1 Group's obligation to invest in your company $1.6 million of the proceeds from the private placement, this transaction appears to be an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4). Since you are not eligible to conduct a primary at-the-market offering

pursuant to Rule 415(a)(1)(x), please revise your registration statement to price the common stock offered for resale by these selling stockholders and to disclose that they will sell your shares at the fixed price for the duration of the offering. The prospectus should clarify that these selling stockholders and Ener1 Group are underwriters of the securities Enable Growth Partners and Enable Opportunity Partners are offering.

2.   Please revise your disclosure to describe in greater detail the terms of the notes issued to Enable Growth Partners and Enable Opportunity Partners. Tell us where you have filed these notes as exhibits.

3.   Revise to disclose whether you have received the portion of the proceeds from the private placement that Ener1 Group is obligated to pay you. If you have not received this payment yet, please disclose when you have the right to receive it.

Exhibits

Exhibit 4.29

4.   We note the fifth paragraph on the first page of the agreement which indicates that the shares of stock transferable upon exchange of the debentures and upon exercise of the warrants are currently registered for resale by Ener1 Group to the investors. Please tell us on which registration statement you have registered these shares.

5.   Please file all agreements in their entirety. We note, for example, the reference to Exhibit D in section 2.2 of this agreement.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8A: Controls and Procedures, page 76

6.   We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures "may be considered not effective." Given the usage of the word "may," it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Additionally, as part of your response, please represent to us the definitive conclusions reached by your chief executive officer and your chief financial

officer. Please also apply this comment to your Form 10-QSB filed May 15, 2007, and provide us with similar representations for this quarterly period.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Stephen I. Glover, Gibson Dunn & Crutcher LLP